UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
For Period Ended: December 31, 2012
__ Transition Report on Form 10-K
__ Transition Report on Form 20-F
__ Transition Report on Form 11-K
__ Transition Report on Form 10-Q
__ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I— REGISTRANT INFORMATION

AudioEye, Inc.
(Full Name of Registrant)

9070 South Rita Road, Suite 1450
(Address of Principal Executive Office (Street and Number))

Tucson, Arizona 85747
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

_________________________________________________________________________________________

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 29, 2013, the Registrant’s initial registration statement under the Securities Act of 1933, as amended, became effective.  Such registration statement did not contain certified financial statements for December 31, 2012, the Registrant’s last full fiscal year.  Pursuant to Rule 15d-2 under the General Rules and Regulations under the Securities Exchange Act of 1934, the Registrant is required to file within 90 days after the effective date of the registration statement a special report furnishing certified financial statements for such last fiscal year.  The Registrant has elected to file a full annual report on Form 10-K and will use its best efforts to file the report within fifteen days from the due date prescribed for the full report, although the Registrant is not required to do so.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Edward O’Donnell	(866)	331-5324
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☐ No

The filing will be the Registrant’s initial filing.

(3)           Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes  ☐ No

The filing will be the Registrant’s initial filing.

AudioEye, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2013	By:	/s/ Nathaniel T. Bradley
Nathaniel T. Bradley, President and Chief Executive Officer